SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

CERADYNE, INC.

(Name of Subject Company)

CERADYNE, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

156710105

(CUSIP Number of Class of Securities)

Joel P. Moskowitz

President and Chief Executive Officer

3169 Red Hill Avenue

Costa Mesa, California 92626

(714) 549-0421

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With a copy to:

Robert E. Rich, Esq.

Stradling Yocca Carlson & Rauth

660 Newport Center Drive, Suite 1600

Newport Beach, California 92660

(949) 725-4000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Ceradyne, Inc. (the “Company” or “Ceradyne”) initially filed on October 15, 2012 (the “Statement”), as amended and supplemented by Amendment No. 1 on November 2, 2012. The Statement relates to the tender offer by Cyborg Acquisition Corporation, a Delaware corporation (“Purchaser”), and a direct wholly owned subsidiary of 3M Company, a Delaware corporation (“Parent” or “3M”), disclosed in a Tender Offer Statement on Schedule TO, initially filed on October 15, 2012 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the Company’s issued and outstanding shares of common stock, par value $0.01 per share, at a purchase price of $35.00 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 15, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal. The Offer to Purchase and Letter of Transmittal were filed with the Statement as Exhibits (a)(1)(A) and (a)(1)(B) thereto. Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

Item 4. The Solicitation or Recommendation

Item 4(b) of the Statement is hereby amended and supplemented as follows:

The second paragraph under the subsection entitled “Reasons for Recommendation—Available Alternatives” is hereby amended and restated as follows:

“Our Board of Directors also considered its belief that it was preferable to negotiate on a confidential and exclusive basis with 3M rather than to conduct an “auction” or sale process (or other form of pre-signing “market check”).  Our Board of Directors believed that 3M, as a strategic buyer with substantial potential synergies, its strong focus on research and its significant financial resources, would be both willing and able to pay the highest price for Ceradyne reasonably obtainable.  In addition, our Board of Directors believed, after consultation with Ceradyne’s legal counsel and financial advisor, that undertaking an auction process was unlikely to lead to a higher purchase price and could result in 3M withdrawing its offer to purchase Ceradyne.  Our Board of Directors also took into account the fact that the negotiations with respect to the merger agreement resulted in provisions that our Board of Directors believed would not likely deter competing bids, including, as described in further detail below, the size of the termination fee, the required length of the tender offer period and the ability of Ceradyne to terminate the merger agreement in connection with a superior proposal.  Our Board of Directors also believed that, as of September 29, 2012, the Offer Price represented the highest per-Share consideration reasonably obtainable.”

Item 4(e) of the Statement entitled “Opinion of Ceradyne’s Financial Advisor” is hereby amended and restated in its entirety as follows:

(e)    Opinion of Ceradyne’s Financial Advisor

Ceradyne has retained Citi as a financial advisor in connection with the Offer and the Merger. In connection with this engagement, Ceradyne requested that Citi evaluate the fairness, from a financial point of view, of the $35.00 per share cash consideration to be received in the Offer and the Merger, taken together, by holders of Ceradyne common stock. On September 29, 2012, at a meeting of the Board of Directors held to evaluate the Offer and the Merger, Citi delivered to the Board of Directors an oral opinion, confirmed by delivery of a written opinion dated September 30, 2012, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations and qualifications described in its opinion, the $35.00 per share cash consideration to be received in the Offer and the Merger, taken together, by holders of Ceradyne common stock (other than 3M, Purchaser and their respective affiliates) was fair, from a financial point of view, to such holders.

The full text of Citi’s written opinion, dated September 30, 2012, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached as Annex II and is incorporated herein by reference. The description of Citi’s opinion set forth below is qualified in its entirety by reference to the full text of Citi’s opinion. Citi’s opinion was provided for the information of the Board of Directors (in its capacity as such) in connection with its evaluation of the per share cash consideration from a financial point of view and did not address any other aspects or implications of the Offer or the Merger. Citi was not requested to consider, and its opinion did not address, the underlying business decision of Ceradyne to effect the Offer or the Merger, the relative merits of the Offer or the Merger as compared to any alternative business strategies or opportunities that might exist for Ceradyne or the effect of any other transaction in which Ceradyne might engage. Citi’s opinion is not intended to be and does not constitute a recommendation as to whether any stockholder should tender shares of Ceradyne common stock in the Offer or how any stockholder should act on any matters relating to the Offer, the Merger or otherwise.

In arriving at its opinion, Citi:

• reviewed an execution version, provided to Citi on September 29, 2012, of the Merger Agreement;

• reviewed certain publicly available business and financial information relating to Ceradyne;

• reviewed certain financial forecasts and other information and data relating to Ceradyne provided to or discussed with Citi by Ceradyne’s management;

• held discussions with certain of Ceradyne’s senior officers, directors and other representatives and advisors concerning the business, operations and prospects of Ceradyne;

• reviewed the financial terms of the Offer and the Merger as set forth in the Merger Agreement in relation to, among other things, current and historical market prices and trading volumes of Ceradyne common stock; Ceradyne’s historical and projected earnings and other operating data; and Ceradyne’s capitalization and financial condition;

• analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Citi considered relevant in evaluating those of Ceradyne;

• analyzed, to the extent publicly available, the financial terms of certain other transactions which Citi considered relevant in evaluating the Offer and the Merger; and

• conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citi deemed appropriate in arriving at its opinion.

In rendering its opinion, Citi assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citi and upon the assurances of Ceradyne’s management that it was not aware of any relevant information that was omitted or that remained undisclosed to Citi. With respect to the financial forecasts and other information and data provided to or otherwise reviewed by or discussed with Citi relating to Ceradyne which Citi was directed by Ceradyne’s management to utilize for purposes of its financial analyses and opinion, Citi was advised by such management, and assumed, with Ceradyne’s consent, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of Ceradyne’s management as to the future financial performance of Ceradyne.

Citi did not make, and it was not provided with, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Ceradyne and Citi did not make any physical inspection of the properties or assets of Ceradyne. Citi assumed, with Ceradyne’s consent, that the Offer and the Merger would be consummated in accordance with their terms without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents, releases and waivers for the Offer and the Merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Ceradyne or the Offer and the Merger. Representatives of Ceradyne advised Citi, and Citi also assumed, that the final terms of the Merger Agreement would not vary materially from those set forth in the execution version Citi reviewed.

Citi’s opinion did not address any terms (other than the per share cash consideration to the extent expressly specified in its opinion) or other aspects or implications of the Offer and the Merger, including, without limitation, the form or structure of the Offer and the Merger or any voting or other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Offer and the Merger or otherwise. Citi was not requested to, and it did not, solicit third-party indications of interest in the possible acquisition of all or a part of Ceradyne. Citi expressed no view as to, and its opinion did not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Offer and the Merger, or any class of such persons, relative to the per share cash consideration or otherwise. In addition, Citi did not express any opinion as to the prices at which Ceradyne common stock would trade at any time. Citi’s opinion was necessarily based on information available to Citi, and financial, stock market and other conditions and circumstances existing and disclosed to Citi, as of the date of its opinion. It was noted that the credit, financial and stock markets have been experiencing unusual volatility and Citi expressed no opinion or view as to any potential effects of such volatility on Ceradyne or the Offer and the Merger. The issuance of Citi’s opinion was authorized by the Citi Fairness Opinion Committee.

In preparing its opinion, Citi performed a variety of financial and comparative analyses, including those described below. This summary of the analyses is not a complete description of Citi’s opinion or the analyses underlying, and factors considered in connection with, Citi’s opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Citi arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. Accordingly, Citi believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In its analyses, Citi considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of Ceradyne. No company, business or transaction reviewed is identical to Ceradyne or the Offer and the Merger. An evaluation of these analyses is not entirely mathematical; rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or other values of the companies, business segments or transactions reviewed. For purposes of the analyses described below, implied multiples for selected companies and selected transactions that were considered not meaningful or were not publicly available were not included in overall low to high multiples ranges.

The estimates contained in Citi’s analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, Citi’s analyses are inherently subject to substantial uncertainty.

Citi was not requested to, and it did not, recommend the specific consideration payable in the Offer and the Merger. The type and amount of consideration payable in the Offer and the Merger was determined through negotiations between Ceradyne and 3M and the decision to enter into the Merger Agreement was solely that of the Board of Directors. Citi’s opinion was only one of many factors considered by the Board of Directors in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Board of Directors or management with respect to the Offer and the Merger or the consideration payable in the Offer and the Merger.

The following is a summary of the material financial analyses presented to the Board of Directors in connection with Citi’s opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Citi’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Citi’s financial analyses.

Selected Companies Analysis.    Citi reviewed financial and stock market information of Ceradyne and the following eight selected publicly traded companies, referred to as the selected companies:

Company Name	Enterprise Value / 2013E EBITDA	Price / 2013E EPS
• Alliant Techsystems Inc.	5.4x	7.2x
•BAE Systems PLC	4.6	8.1
• Cookson Group PLC	5.9	8.1
•Hexcel Corp.	7.9	13.8

•Kaydon Corp.	8.0	12.6
•Kennametal Inc.	5.8	8.4
• Materion Corp.	5.5	11.7
• The Morgan Crucible Co. PLC	5.9	8.9

These companies were selected, among other reasons, because their equity is publicly traded in the United States or Europe and they operate in, and are predominantly manufacturers or suppliers of advanced materials or other products to, the industrial or defense end markets. Citi reviewed, among other information, enterprise values of the selected companies, calculated as equity values based on closing stock prices of the selected companies on September 28, 2012, plus debt, less cash and other adjustments, as a multiple of calendar year 2013 estimated earnings before interest, taxes, depreciation and amortization, referred to as EBITDA. The overall low to high calendar year 2013 estimated EBITDA multiples referenced in such analysis for the selected companies were 4.6x to 8.0x, and the median was 5.8x. Based on its professional judgment and taking into consideration the observed median multiples for the selected companies, Citi applied a range of selected multiples of calendar year 2013 estimated EBITDA (low of 5.0x to high of 7.0x) to Ceradyne’s calendar year 2013 estimated EBITDA. Citi also reviewed closing stock prices of the selected companies, as of September 28, 2012, as a multiple of calendar year 2013 estimated earnings per share, referred to as EPS. The overall low to high calendar year 2013 estimated EPS multiples referenced in such analysis for the selected companies were 7.2x to 13.8x, and the median was 8.6x. Based on its professional judgment and taking into consideration the observed median multiples for the selected companies, Citi applied a range of selected multiples of calendar year 2013 estimated EPS (low of 8.0x to high of 10.0x) to Ceradyne’s calendar year 2013 estimated EPS adjusted to exclude interest income on cash and cash equivalents and then added the balance sheet cash of $264.6 million divided by diluted shares outstanding. This analysis was performed based on the following two sets of financial forecasts: (i) the Base Case, as set forth in the section entitled “Prospective Financial Information” and (ii) the Alternative Case, as set forth in the section entitled “Prospective Financial Information”. Financial data of the selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data of Ceradyne was based on internal estimates of Ceradyne’s management.  The range of values concluded from the application of the EBITDA multiples, for each of the Base Case and the Alternative Case, and the range of values from the application of EPS multiples, for each of the Base Case and the Alternative Case, are as follows:

Case	Applied EBITDA Multiples Valuation Range	Applied EPS Multiples Valuation Range
Base Case	$29.50 - $38.50	$24.00 - $27.50
Alternative Case	$24.50 - $31.50	$19.75 - $22.00

This analysis indicated the following approximate implied per share equity value reference range for Ceradyne, as compared to the $35.00 per share cash consideration to be received in the Offer and the Merger:

Case	Implied Per Share Equity Value Reference Range
Base Case	$26.75 - $33.00
Alternative Case	$22.25 - $26.75

Selected Transactions Analysis.    Citi reviewed, to the extent publicly available, financial information for the following ten selected transactions announced between January 1, 2004 and September 29, 2012:

Announcement Date	Acquiror	Target	Transaction Value / LTM EBITDA
• 4/12/12	• Cytec Industries Inc.	• Umeco PLC	10.4x
• 7/05/11	• OM Group, Inc.	• VAC Holding GmbH	8.6
• 11/15/07	• 3M Company	• Aearo Technologies Inc.	11.2
• 10/11/07	• Cookson	• Foseco PLC	10.8

	Group PLC
• 8/01/07	• The Morgan Crucible Company PLC	• NP Aerospace	6.5
• 2/15/07	• Imerys UK Ltd.	• UCM Group PLC	7.4
• 11/06/06	• Hitachi Metals, Ltd.	• Neomax Co., Ltd.	11.4
• 10/31/06	• SIC Investment Co., Ltd.	• Covalent Materials Corporation (Toshiba Ceramics, Co. Ltd.)	8.6
• 9/14/06	• Apollo Management, L.P.	• Momentive (GE Advanced Materials)	9.1
• 4/19/04	• Rockwood Specialties Group, Inc.	• Dynamit Nobel (excluding Plastics Division)	9.1

The transactions were generally selected because, as is the case with the Offer and the Merger, they involved companies engaged in the manufacturing of various advanced materials or other products for the industrial or defense end markets. Citi reviewed enterprise values of the selected transactions, calculated as the purchase prices paid for the target companies’ equity plus debt, less cash and cash equivalents, as multiples, to the extent publicly available, of last twelve months EBITDA, referred to as LTM EBITDA. The overall low to high LTM EBITDA multiples referenced in such analysis for the selected transactions were 6.5x to 11.4x, and the median was 9.1x. Based on its professional judgment and taking into consideration the observed median multiples for the selected companies, Citi applied ranges of LTM EBITDA multiples of 8.0x to 10.0x to the 2012E EBITDA of Ceradyne (based on the Base Case). Financial data of the selected transactions were based on publicly available information. Financial data of Ceradyne were based on Ceradyne’s public filings and internal estimates of Ceradyne’s management. This analysis indicated the following approximate implied per share equity value reference range for Ceradyne, as compared to the per share cash consideration to be received in the Offer and the Merger:

Implied Per Share Equity Value Reference Range	Per Share Cash Consideration
$31.75 - $38.00	$35.00

Discounted Cash Flow Analysis.    Citi performed a discounted cash flow analysis of Ceradyne based on the Base Case and Alternative Case for calendar years 2012 through 2017 (projections for 2017 in the Base Case were not provided to 3M). Citi calculated the forecasted unlevered after-tax free cash flows of Ceradyne based on each of the Base Case and Alternative Case and determined a terminal value for Ceradyne using a perpetuity growth rate of 0.0% to 1.5% (such range was based on Citi’s professional judgment). The terminal cash flows were $103 million for the Base Case and $69 million for the Alternative Case. Stock-based compensation was treated as if it were a cash expense, and Ceradyne’s net operating losses were not separately accounted for in this analysis. Long-term investments were not treated as a cash equivalent in this analysis. Citi then discounted to present value the unlevered after-tax free cash flows of Ceradyne and the terminal value for Ceradyne, in each case using discount rates ranging from 8.4% to 10.5% (such range was based on a weighted average cost of capital). After taking into account Ceradyne’s projected net debt balance of ($172.0) million as of September 30, 2012, this analysis indicated the following approximate implied per share equity value reference range for Ceradyne, as compared to the $35.00 per share cash consideration to be received in the Offer and the Merger:

Case	Implied Per Share Equity Value Reference Range
Base Case	$40.75 - $58.00
Alternative Case	$31.50 - $43.00

Other Information.    Citi observed certain additional factors that were not considered part of Citi’s financial analysis with respect to its opinion but were noted for informational purposes for our Board of Directors, including the following:

• one-year forward stock price targets for Ceradyne common stock in publicly available Wall Street research analyst reports that indicated a target stock price range (discounted to present value using a discount rate of 10.8%) for Ceradyne of approximately $18.00 to $25.25 per share; and

• historical trading prices of Ceradyne common stock during the 52-week period ended September 28, 2012 that reflected low and high closing stock prices for Ceradyne of $21.17 to $35.48 per share.

Miscellaneous

Citi and its affiliates in the past have provided, currently are providing and in the future may provide investment banking and other financial services to Ceradyne and 3M unrelated to the Offer and the Merger, for which services Citi and its affiliates have received and expect to receive compensation, including during the two-year period prior to the date of its opinion having received aggregate fees of approximately $1.8 million for acting as (i) joint active bookrunner to 3M in its $1.25 billion debt offering in June 2012, (ii) joint active bookrunner to 3M in its $1.0 billion debt offering in September 2011 and (iii) joint lead arranger, joint bookrunner and syndication agent for, and as a lender under, 3M’s $1.5 billion revolving credit facility in August 2011. Except as described herein, Citi did not provide any investment banking services to Ceradyne for which Citi received compensation during the last two years. Except as described herein, Citi is not, as of the date of this filing, engaged to provide any investment banking services to Ceradyne or 3M. In the ordinary course of business, Citi and its affiliates may actively trade or hold the securities of Ceradyne and 3M for their own account or for the account of their customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citi and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Ceradyne, 3M and their respective affiliates.

Ceradyne selected Citi to act as its financial advisor in connection with the Offer and the Merger based on Citi’s reputation and experience. Citi is an internationally recognized investment banking firm that regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

For a description of the terms of Citi’s engagement as Ceradyne’s financial advisor, see the discussion under “Item 5. Persons/Assets Retained, Employed, Compensated or Used” below.”

Item 8.  Additional Information

Item 8 of the Statement is hereby amended and supplemented as follows:

The table summarizing the updated prospective financial information Ceradyne provided to its Board of Directors and Citi in the subsection entitled “Prospective Financial Information” is amended and restated as follows:

		Fiscal Year Ended December 31,
	2012E	2013E	2014E	2015E	2016E	2017E
	(amounts in millions)
Revenue	$461.2	528.0	585.0	703.2	827.1	883.7

Gross Profit	$130.7	164.2	183.9	223.1	262.6	282.3

EBITDA	$75.1	109.3	126.5	157.4	187.9	195.5

EBIT	$38.8	68.2	80.7	109.4	137.4	148.7

Net Cash Provided by Operating Activities(1)	$63.0	79.8	93.6	95.3	100.8	115.4

Capital Expenditures	$(37.9)	(47.7)	(33.0)	(28.8)	(20.9)	(21.9)

Change in Net Working Capital	$6.3	(4.0)	(4.7)	(23.5)	(38.4)	(34.5)

Stock-based Compensation Expense	$4.2	2.8	2.9	2.9	3.1	3.2

Reconciliation of Non-GAAP Measures to GAAP Net Income(2)

EBITDA	$75.1	109.3	126.5	157.4	187.9	195.5

Less: depreciation and amortization	$36.3	41.1	45.8	48.0	50.5	46.8

EBIT	$38.8	68.2	80.7	109.4	137.4	148.7

Less: restructuring—plant closure	$0.7	—	—	—	—	—

Less: acquisition related charge	$0.9	0.9	0.9	0.9	0.9	0.9

Less: other income expense, net	$3.8	(4.4)	(7.8)	(9.5)	(11.5)	(14.0)

Less: provision for taxes	$13.2	28.7	35.0	47.2	59.2	65.9

Net income(3)	$20.2	43.0	52.6	70.8	88.8	95.9

The table summarizing the Alternative Case provided to Ceradyne’s Board of Directors and Citi in the subsection entitled “Prospective Financial Information” is amended and restated as follows:

	3 Months	Fiscal Year Ended December 31,
	ending 12/31/12E	2013E	2014E	2015E	2016E	2017E
	(amounts in millions)
Revenue	$119.0	448.0	492.0	575.0	668.0	710.0

Gross Profit (excluding depreciation and amortization)	$41.0	168.0	187.0	215.0	247.0	264.0

EBITDA	$20.0	85.0	97.0	116.0	137.0	141.0

EBIT	$11.0	46.0	54.0	71.0	89.0	98.0

Capital Expenditures	$(10.0)	(48.0)	(33.0)	(29.0)	(21.0)	(22.0)

Change in Net Working Capital	$7.0	41.0	(11.0)	(16.0)	(26.0)	(24.0)

Stock-based Compensation Expense	$4.2	2.8	2.9	2.9	3.1	3.2

Reconciliation of Non-GAAP Measures to GAAP Net Income(2)

EBITDA	$20.0	85.0	97.0	116.0	137.0	141.0

Less: depreciation and amortization	$9.0	39.0	44.0	46.0	48.0	43.0

EBIT	$11.0	46.0	54.0	71.0	89.0	98.0

Less: provision for taxes	$4.0	18.0	21.0	28.0	36.0	39.0

Net income(3)	$7.0	27.0	32.0	42.0	54.0	59.0

The following paragraph is hereby added as the last paragraph under the subsection entitled “Prospective Financial Information”:

“Management continues to believe that the Base Case remains potentially achievable but it is subject to significant uncertainties, described above, that are reflected in the Alternative Case.  These uncertainties include that Ceradyne’s solar crucible business could take longer to recover than assumed in the Base Case and that Ceradyne may not be awarded delivery orders under the ECH helmet contract.  As reported in Ceradyne’s report on Form 10-Q for the third quarter ended September 30, 2012, as filed with the SEC on November 14, 2012, Ceradyne recognized non-cash impairment charges in the third quarter ended September 30, 2012 totaling $20.8 million due to the closing of one of its China solar crucible manufacturing plants and the reduction of the value of its solar crucible-related inventories and accounts receivable.  Also, there continue to be delays in the ECH helmet program pending efforts to resolve technical issues related to production and ballistic testing.  If these issues are not resolved, the ECH helmet program could be cancelled.”

The following sentence is hereby added as a new second paragraph under the subsection entitled “Antitrust—Austria”:

“3M received clearance from the FCA effective November 15, 2012.”

The following paragraph is hereby added as a new paragraph under the subsection entitled “Pending Litigation”:

“On November 15, 2012, solely to avoid the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, the parties to the consolidated class action captioned In re Ceradyne, Inc. Shareholder Litigation, Lead Case No. 30-2012-00604001-CU-BT-CXC (Consolidated with Case No. 30-2012-00604931-CU-SL-CXC), pending in the California Superior Court for the County of Orange, entered into a memorandum of understanding (the “MOU”) setting forth an agreement-in-principle to settle all claims related thereto.  In connection with the MOU, the Company agreed to amend the Statement to include certain supplemental disclosures set forth in Items 4 and 8 herein. The settlement is subject to, among other items, the execution of a stipulation of settlement and final approval by the California Superior Court as well as the Merger becoming effective under applicable law. Subject to satisfaction of the conditions set forth in the MOU, the defendants will be released by the plaintiffs and all members of a class of Ceradyne stockholders from all claims concerning or arising out of the Offer, the Merger, the Merger Agreement, and the disclosures relating to the foregoing.  In the event that the stipulation of settlement is not approved or the conditions set forth in the MOU are not satisfied, the defendants will continue to vigorously defend the actions.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CERADYNE, INC.

	By:	/s/ Jerrold J. Pellizzon
Jerrold J. Pellizzon
Chief Financial Officer and Corporate Secretary

Dated: November 16, 2012